99.13

srk consulting

SRK Denver
7175 West Jefferson Avenue
Suite 3000
Lakewood, CO 80235

T: 303.985.1333
F: 303.985.9947

denver@srk.com
www.srk.com

CONSENT OF SRK CONSULTING (U.S.), INC.

The undersigned hereby consents to the use of our name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the Annual Report on Form 40-F of AuRico Gold (the "Company") being filed with the United States Securities and Exchange Commission:

1. Information relating to the mineral resource calculations for the Dolores vein of the El Cubo mine;
2. Information relating to the mineral resource and mineral reserve calculations for the El Chanate mine;
3. Information relating to the mineral resource calculations for the Orion development project;
4. The annual information form of the Company dated March 23, 2012, which includes reference to the undersigned's name in connection with information relating to the Dolores vein of the El Cubo mine, the El Chanate mine, the Orion development project and the properties described therein.

SRK CONSULTING (U.S.), INC.

By: Jeff Volk, CPG
Title: Principal Resource Geologist
Company: SRK Consulting (U.S.), Inc.

Date: March 28, 2012